Exhibit 1

INCREDIMAIL RELEASES HIYO FOR YAHOO!

TEL-AVIV, Israel, July 7, 2009 – IncrediMail Ltd. (NASDAQ:MAIL), (www.incredimail-corp.com), an Internet company, today announced that it has released a new version of its instant messaging add-on software, HiYo. This new version supports Yahoo! Messenger, which currently boasts over 250 million registered users.

HiYo is a 100% free add-on that includes emoticons, animations, and sounds, without advertisements. Previous versions of HiYo only supported Microsoft Live Messenger (MSN), with its over 300 million users worldwide.

“Our goal is to make instant messaging more fun and more personal for as many users as possible. Prior to the new version, only users of MSN instant messaging were able to enjoy HiYo. Now Yahoo! Messenger IM’ers have access to the same quality, interesting content which they will not only want to use, but can now also share with friends and family,” said Ofer Adler, IncrediMail’s CEO, commenting on the achievement. “With versions supporting Yahoo! and MSN – the top instant messaging programs available today – we now have a target base for HiYo of nearly 600 million instant message users worldwide. We hope to round off the top three IM programs – by number of customers – by adding AOL Instant Messenger (AIM), with over 50 million active users, at a later date.”

For more information, as well as graphics, visit www.hiyo.com.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, gain or loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com